Filed by L&F Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
 and deemed filed pursuant to Rule 14a-12 under
 the Securities Exchange Act of 1934, as amended.
 Subject Company: L&F Acquisition Corp.
Commission File No. 001-39722

The following was issued on February 7, 2022.

AlphaStreet - Email Q&A w/ ZeroFox

All quotes attributed to James. C. Foster, Founder & CEO of ZeroFox

1.	First of all, please tell us about your products, and how they are different from legacy cybersecurity solutions?

ZeroFox is the leader in external cybersecurity, protecting organizations against threats across the internet. While traditional cybersecurity solutions focus on internal security controls, building firewalls and agents to secure internal networks, enterprise assets, data and customer engagement have moved externally. ZeroFox was founded to help enterprises address this new attack surface, preventing, disrupting and responding to external threats. The ZeroFox Platform’s global intelligence collection combs through posts, sites and content at internet scale, detecting and analyzing hidden threats to brands, data, assets and people, from fraudulent domains to fake profiles. Expert analysts and threat hunters serve as an extension of an organization’s internal security team, embedded in the criminal underground and always ready to take action on behalf of the customer to disrupt adversaries.

2.	What is the reason behind taking the SPAC route to go public, and how is the business going to benefit from the IDX deal?

By merging with L&F to become a public company, we immediately elevate the resources available to us as we continue on our path to provide our customers with the leading available external cybersecurity services on the market. We believe this highly strategic business decision is the best course of action to take in this current market environment because it provides all the beneﬁts that come from an IPO and being publicly traded.

IDX is the nation’s largest provider of data breach response services through its proprietary digital privacy protection platform. Together, IDX and ZeroFox will provide complete external threat protection capabilities and breach response services, a comprehensive oﬀering for companies protecting against, or responding to, external threats. The combined SaaS business will have over 650 employees and serve nearly 2,000 customers including ﬁve of the Fortune Top 10 and the largest companies in media, technology, retail, and energy. Collectively, approximately 90% of revenues will be platform subscriptions. The platform processes billions of data elements and protects tens of millions of digital assets around the world. ZeroFox and IDX have had a long-standing partnership based on shared values, a vision for a safer digital world, and strong alignment on the market opportunity. There is a natural connection between the brands, and this acquisition will be incrementally valuable to both ZeroFox and all of our collective customers.

3.	Recently ZeroFox broadened its footprint in Australia and New Zealand. Can you share your views on overseas expansion and potential challenges in that area?

Australia and New Zealand are just the latest examples of ZeroFox’s global expansion. More than a third of our employees are based outside of the United States, and we continue to look across borders for the best talent in the world as we build our team. There are a myriad of challenges when it comes to global expansion. In my mind, the biggest challenge is hiring in a new market. It’s critical to get those first few hires right. In my experience, good talent rarely follows poor talent and it’s critical to get the right people in place to effectively establish a genuine local company culture and meet performance expectations.

4.	When it comes to business expansion in the long term, what is your strategy to meet capital needs?

As a public company, we’ll now have access to the open capital markets, giving us the opportunity to accelerate our growth plans. Our focus will be on executing our plan, delighting our customers and continuously increasing our pace of innovation to stay one step ahead of cyber thieves around the world.

5.	Where do you see ZeroFox five years from now?

While there is no crystal ball, I’m excited about what’s on the horizon for ZeroFox. With the acquisition of IDX we are on the verge of becoming a multi-category cybersecurity category leader, operating from a unified enterprise-grade SaaS platform. Our platform will enable customers to rely on a single-source of truth to protect them from every external attack vector, which is incredibly exciting to us.

Forward-Looking Statements

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this report, words such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability of the parties to complete the transactions contemplated by the definitive agreement relating to the business combination and other transactions that will result in ZeroFox, Inc. (“ZeroFox”) becoming a publicly traded company as ZeroFox Holdings, Inc. (the “Business Combination”); the outcome of any legal proceedings that may be instituted against L&F Acquisition Corp. (“LNFA”), the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LNFA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of LNFA, ZeroFox, ID Experts Holdings, Inc. (“IDX”) or the combined company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that LNFA, ZeroFox, IDX or the combined company may be adversely affected by other economic, business, and/or competitive factors; LNFA’s, ZeroFox’s or IDX’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the proposed Business Combination; ZeroFox and IDX’s ability to execute on their business plans and strategy; the ability to meet the listing standards of the listing exchange on which the combined company will be listed following the consummation of the transactions completed by the Business Combination; and other risks and uncertainties described from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance upon any forward-looking statements, which only speak as of the date made. LNFA, ZeroFox and IDX expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of LNFA, ZeroFox or IDX with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information about the Business Combination and Where to Find It

LNFA intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of LNFA, in connection with the Business Combination and related matters. After the Registration Statement is declared effective, LNFA will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. LNFA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with LNFA’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters, because the proxy statement/prospectus will contain important information about LNFA, ZeroFox and IDX and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of LNFA as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at sec.report or by directing a request to: L&F Acquisition Corp., 150 North Riverside Plaza, Suite 5200, Chicago, Illinois 60606.

No Offer or Solicitation

This communication is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, LNFA, ZeroFox, IDX, JAR Sponsor, LLC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LNFA’s stockholders in connection with the Business Combination under the rules of the SEC. Information regarding LNFA directors and executive officers may be found in its registration statement on Form S-1, including amendments thereto, relating to its initial public offering, and other reports which are filed with the SEC. Additional information regarding the participants will also be included in the registration statement on Form S-4 that includes the preliminary proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.